

November 3, 2011

<u>Via E-mail</u>
Mr. Longlin Hu
President and Chief Executive Officer
Kirin International Holding, Inc.
Room 1506
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang, District, Beijing, 100020
People's Republic of China

> **Re: Kirin International Holding, Inc.**
> **Amendment No. 5 to a Form 8-K**
> **Filed October 4, 2011**
> **Response dated October 27, 2011**
> **File No. 333-166343**
> **Form 8-K**
> **Filed August 25, 2011**
> **Response dated October 27, 2011**
> **File No. 333-166343**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **Response dated October 27, 2011**
> **File No. 333-166343**

Dear Mr. Hu:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to a Form 8-K Filed October 4, 2011

Item 9.01 Financial Statement And Exhibits

Exhibit 99.1

Note 1 – Organization and Description of Business, page F-7

1. We note your response to our prior comment 1 from our letter dated October 13, 2011 and your new proposed disclosure. However, your proposed disclosure only addresses your loan contracts. Please add the following disclosure for all of your VIE agreements including the Entrusted Management Agreement, the Shareholders' Voting Proxy Agreement, and the Exclusive Option Agreement.

    • The duration of your contracts and their remaining terms.
    • A description of how the contracts renew (i.e., whether the operating company's approval of the contracts is required).
    • A description of how the operating company can terminate the contract.

    Provide us with your proposed future disclosure.

2. Your response to our prior comment 1 from our letter dated October 13, 2011 states that "Through these Contractual Arrangements, we have the ability to substantially influence the daily operations and financial affairs of Hebei Zhongding and Xingtai Zhongding, as we are able to appoint its senior executives and approve all matters requiring shareholder approval." Please clarify this disclosure with regard to the phrase "substantially influence." In order to consolidate the VIEs you have to have the power to direct the activities of the VIEs that most significantly affect their economic performance.   Provide us with your proposed future disclosure.

3. On page F-8 you state that you have, "the obligation to absorb the VIE's losses that could potentially be significant to the VIE's and the right to receive benefits from the VIE's that could potentially be significant to the VIE's." Please clarify that statement with regard to the phrase, "could potentially be significant." In order to consolidate the VIEs you have to have the power to direct the activities of the VIEs that most significantly affect their economic performance.   Provide us with your proposed future disclosure.

Form 8-K filed on August 25, 2011

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

4. We note your response to our prior comment 2 from our letter dated October 13, 2011. However, since you use percentage of completion it is not clear to us why customer

deposits would directly correlate to the amount of revenue recognized or reversed. Please explain in detail.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Part I – Financial Information, page 1

Note 1 – Organization and Summary of Significant Accounting Policies, page 5

Real Estate Capitalization and Cost Allocation, page 9

5. We note your response to our prior comment 3 from our letter dated October 13, 2011 and your statement that "As of June 30, 2011, approximately 22% (measured in gross floor area) of the Kirin County Project were not sold to customers." Tell us what percentage of the Kirin County Project was not sold as of December 31, 2010. Tell us how you compute percentage of completion. For both December 31, 2010 and June 30, 2011, provide a quantitative analysis for the Kirin County Project for the line item "properties under development."

In addition your table on page 27 states 80.6% and 44.5% for percentage of completion as of June 30, 2011 and June 30, 2010, respectively. Tell us specifically when you credit properties under development. Tell us if you credit properties under development for percentage of completion or when House Title Certificates are issued to your customers. If you use percentage of completion tell us why an asset of over $10 million still remains on your balance sheet if your percentage of completion was 80.6% and only 22% of the Kirin County Project was not sold to customers as of June 30, 2011.

Note 7 – Accounts Payable, page 14

6. We note your response to our prior comment 4 from our letter dated October 13, 2011. In this regard tell us the following;
    - When the agreement with Xingtai Kong Village Real Properties Co., Ltd was signed.
    - Why you believe the agreement with Xingtai Kong Village Real Properties Co., Ltd is legally enforceable.
    - How Xingtai Kong Village Real Properties Co., Ltd is associated with Kong Village.
    - Specifically what past transaction and/or events took place in Kong Village as of June 30, 2011.
    - What funds were used to compensate for the transactions and/or events that have already taken place.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

                         Sincerely,

                         /s/ Celeste M. Murphy for

                         Larry Spirgel
                         Assistant Director

cc: <u>Via E-mail</u>
         Avraham Adler, Esq.
         Anslow & Jaclin, LLP